Exhibits

Exhibit 4.27

Simon Enoch Esq

38 Chiddingstone Street

Fulham

London

SW6 3TG

9 April 2004

Dear Simon

As a result of the requirement to change the date of the 2004 Annual General Meeting from 5 May 2004, the letter dated 30 March 2004 (the “Letter”) varying the terms of your appointment as a non executive director of the Company requires amendment.

We have therefore agreed that the words “Annual General Meeting on 5 May 2004” where it appears in the second paragraph of the Letter be deleted and replaced with the words “Extraordinary General Meeting to be held on 6 May 2004”. Save as aforesaid the Letter will remain in full force and effect.

I will be grateful if you would confirm your acceptance of the terms set out in this letter by signing and returning the attached copy letter.

Yours sincerely,

Chairman

Baltimore Technologies Plc

I have read this letter and accept the terms detailed above.

Signature:

Date:

Name: